Mail Stop 3561

April 6, 2010

Via U.S. Mail and Facsimile (305) 378-7699

John W. Chidsey
Chairman and Chief Executive Officer
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

Re: **Burger King Holdings, Inc.**
            Form 10-K
            Filed August 27, 2009
            File No. 001-32875

            Definitive Proxy Statement on Schedule 14A
            Filed October 8, 2009

Dear Mr.Chidsey:

      We have completed our review of your Form 10-K for the fiscal year ended August 27, 2009 and related filings and have no further comments at this time.

                                                Regards,

                                                J. Nolan McWilliams
                                                Attorney-Adviser